Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	For the Six Months Ended June 30,	For the Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Fixed Charges:
Interest Expense (including amortization of debt expense and discounts)	$17,730	$35,844	$34,499	$32,518	$31,546	$18,906
Total Fixed Charges	$17,730	$35,844	$34,499	$32,518	$31,546	$18,906

Earnings available for fixed charges:
Loss from continuing operations before income taxes	$(23,211)	$(30,509)	$23,372	$(93,104)	$(83,276)	$(174,849)
Plus: Fixed Charges	17,730	35,844	34,499	32,518	31,546	18,906
Total earnings available for fixed charges	$(5,481)	$5,335	$57,871	$(60,586)	$(51,730)	$(155,943)

Ratio of earnings to fixed charges	(0.31)	0.15	1.68	(1.86)	(1.64)	(8.25)

Deficiency of Earnings Available to Cover Fixed Charges	$23,211	$30,509	n/a	$93,104	$83,276	$174,849